FIRST AMENDMENT TO THE COMPANY AGREEMENT OF JJSS HOLDINGS, LLC

This FIRST AMENDMENT TO THE COMPANY AGREEMENT (this "*Amendment*") of JJSS Holdings, LLC, a Texas limited liability company (the "*Company*"), is dated to be effective as of 3/15/2023 (the "*Effective Date*") by the undersigned managers of the Company (the "*Managers*"). Capitalized terms used but not defined herein have the meanings assigned to them in that certain Company Agreement of the Company, dated effective as of February 15, 2020 (as amended, the "*Company Agreement*").

BACKGROUND:

WHEREAS, the Company is governed by the Company Agreement;

WHEREAS, Pursuant to the Company Agreement, the Company is authorized to issue up to 58,400 Class A Units;

WHEREAS, the Company desires to offer up to 5,000 of its Class A Units at a price of $1,000 per Class A Unit pursuant to the terms of that certain Private Placement Memorandum dated 3/15/2023 (the "*November 2022 PPM*"), submitted to and reviewed by the Managers, and to enter into and approve such other reasonable and necessary additional documents, certificates, instruments, restatements, modifications, amendments, supplements of, or pertaining to, the November 2022 PPM (collectively, the "*November 2022 Offering*");

WHEREAS, in order to undertake the November 2022 Offering, the Managers deem it reasonable and necessary to amend the Company Agreement pursuant to this Amendment, in order to authorize an additional 10,863 Class A Units to be available for issuance, such that a total of 69,263 Class A Units of the Company are authorized for issuance (the "*Class A Unit Increase*") (of which 57,337 have been issued and are outstanding as of the date hereof).

WHEREAS, a Required Interest of the Class A Members have authorized the Class A Unit Increase pursuant to this Amendment by that certain Written Consent of the Class A Members of the Company dated 3/15/2023, as required by Section 6.01(b)(v) of the Company Agreement.

AGREEMENT**:**

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agree as follows:

1. Recitals. The background recitals are incorporated in and made a part of this Amendment by this reference.

2. Amendment to the Company Agreement. As of the Effective Date, the Company Agreement is hereby amended or modified as follows:

(a) The first sentence of Section 3.01(a) of the Company Agreement is hereby deleted in its entirety and replaced with the following:

> "3.01 Members. (a) The Company has authority to issue up to Sixty Nine Thousand Two Hundred Sixty-Three (69,263) Class A Units and up to Fifty Thousand (50,000) Class B Units."

3. The undersigned hereby ratify and confirm the Company Agreement and agree that, except as amended by this Amendment, the Company Agreement will continue in full force and effect in accordance with its original terms. All references in the Company Agreement to the "Agreement" mean the Company Agreement, as amended by this Amendment.

4. This Amendment may be executed and delivered by scanned copy that is delivered by email, and such scanned/email copy of this Amendment will be legally enforceable in the same manner as an original.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have execute this Amendment to the Company Agreement to be effective as of the Effective Date.

MANAGERS:

DocuSigned by:
Joe Giildenzopf
1DC642FA39E64CE...

JOSEPH GIILDENZOPF

DocuSigned by:
Daniel Rowland
0DD7EB921273463...

DANIEL ROWLAND